BlackRock Global Equity Income Trust

100 Bellevue Parkway

Wilmington, Delaware  19809

March 26, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attn: John Ganley

Via Facsimile: 202-628-9002

Re:  BlackRock Global Equity Income Trust

Registration Statement on Form N-2

(File Nos. 811-22006 and 333-140038)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Global Equity Income Trust hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 10:00 a.m., New York City time, on March 27, 2007 or as soon as practicable thereafter.

Sincerely,

BLACKROCK GLOBAL EQUITY
INCOME TRUST

By:	/s/ Vincent Tritto
Vincent Tritto
Secretary